Skins Inc.
1115 Broadway- 12th Floor
New York, NY 10010

August 5, 2008

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 90549-3561

Re:	Skins Inc.
Registration Statement on Form S-1
File No. 333-150438

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Skins Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern Standard Time on August 7, 2008, or as soon thereafter as possible.

The Company acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Q. Tran, Esq. at (310) 552-5083 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

SKINS INC.

/s/ Mark Klein __
By: Mark Klein
Title: CEO

cc: Anh Q. Tran, Esq., K&L Gates